SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: July 1st, 2005, for the month of June, 2005

TELENOR ASA

(Registrant’s Name)

Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No: ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

01.06.05 09:00 Marked=OB TEL SHARE BUY BACK

Telenor ASA has on May 31st, 2005 purchased 559,000 own shares at an average price of NOK 51.74 per share. The transaction is part of the new buyback authorisation approved by Telenor’s Annual General Meeting on May 20, 2005. After this transaction, Telenor ASA owns a total of 20,980,700 shares, of which 20,191,700 shares were decided cancelled at the Annual General Meeting May 20, 2005.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +1.0 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

02.06.05 08:32 Marked=OB TEL SHARE BUY BACK

Telenor ASA has on June 1st, 2005 purchased 710,000 own shares at an average price of NOK 51.67 per share. The transaction is part of the new buyback authorisation approved by Telenor’s Annual General Meeting on May 20, 2005. After this transaction, Telenor ASA owns a total of 21,690,700 shares, of which 20,191,700 shares were decided cancelled at the Annual General Meeting May 20, 2005.

03.06.05 09:13 Marked=OB TEL SHARE BUY BACK

Telenor ASA has on June 2st, 2005 purchased 440,000 own shares at an average price of NOK 50.95 per share. The transaction is part of the new buyback authorisation approved by Telenor’s Annual General Meeting on May 20, 2005. After this transaction, Telenor ASA owns a total of 22,130,700 shares, of which 20,191,700 shares were decided cancelled at the Annual General Meeting May 20, 2005.

06.06.05 09:00 Marked=OB TEL SHARE BUY BACK

Telenor ASA has on June 3, 2005 purchased 1,000,000 own shares at an average price of NOK 50.02 per share. The transaction is part of the new buyback authorisation approved by Telenor’s Annual General Meeting on May 20, 2005. After this transaction, Telenor ASA owns a total of 23,130,700 shares, of which 20,191,700 shares were decided cancelled at the Annual General Meeting May 20, 2005.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +1.0 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

09.06.05 09:05 Marked=OB TEL SHARE BUY BACK

Telenor ASA has on June 8, 2005 purchased 790,000 own shares at an average price of NOK 50.87 per share. The transaction is part of the new buyback authorisation approved by Telenor’s Annual General Meeting on May 20, 2005. After this transaction, Telenor ASA owns a total of 23,920,700 shares, of which 20,191,700 shares were decided cancelled at the Annual General Meeting May 20, 2005.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +1.0 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

10.06.05 08:54 Marked=OB TEL SHARE BUY BACK

Telenor ASA has on June 9, 2005 purchased 540,000 own shares at an average price of NOK 51.16 per share. The transaction is part of the new buyback authorisation approved by Telenor’s Annual General Meeting on May 20, 2005. After this transaction, Telenor ASA owns a total of 24,460,700 shares, of which 20,191,700 shares were decided cancelled at the Annual General Meeting May 20, 2005.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +1.0 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

13.06.05 08:55 Marked=OB TEL SHARE BUY BACK

Telenor ASA has on June 10, 2005 purchased 355,000 own shares at an average price of NOK 51.25 per share. The transaction is part of the new buyback authorisation approved by Telenor’s Annual General Meeting on May 20, 2005. After this transaction, Telenor ASA owns a total of 24,815,700 shares, of which 20,191,700 shares were decided cancelled at the Annual General Meeting May 20, 2005.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +1.0 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

14.06.05 09:10 Marked=OB TEL SHARE BUY BACK

Telenor ASA has on June 13, 2005 purchased 190,000 own shares at an average price of NOK 51.29 per share. The transaction is part of the new buyback authorisation approved by Telenor’s Annual General Meeting on May 20, 2005. After this transaction, Telenor ASA owns a total of 25,005,700 shares, of which 20,191,700 shares were decided cancelled at the Annual General Meeting May 20, 2005.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +1.0 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

15.06.05 09:56 Marked=OB TEL SHARE BUY BACK

Telenor ASA has on June 14, 2005 purchased 515,000 own shares at an average price of NOK 51.87 per share. The transaction is part of the new buyback authorisation approved by Telenor’s Annual General Meeting on May 20, 2005. After this transaction, Telenor ASA owns a total of 25,520,700 shares, of which 20,191,700 shares were decided cancelled at the Annual General Meeting May 20, 2005.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +1.0 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

16.06.05 08:55 Marked=OB TEL SHARE BUY BACK

Telenor ASA has on June 15, 2005 purchased 585,000 own shares at an average price of NOK 52.09 per share. The transaction is part of the new buyback authorisation approved by Telenor’s Annual General Meeting on May 20, 2005. After this transaction, Telenor ASA owns a total of 26,105,700 shares, of which 20,191,700 shares were decided cancelled at the Annual General Meeting May 20, 2005.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +1.0 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

17.06.05 09:07 Marked=OB TEL SHARE BUY BACK

Telenor ASA has on June 16, 2005 purchased 500,000 own shares at an average price of NOK 51.94 per share. The transaction is part of the new buyback authorisation approved by Telenor’s Annual General Meeting on May 20, 2005. After this transaction, Telenor ASA owns a total of 26,605,700 shares, of which 20,191,700 shares were decided cancelled at the Annual General Meeting May 20, 2005.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +1.0 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

22.06.05 13:43 Marked=OB TEL MELDEPLIKTIG HANDEL

Vararepresentant for ansatte i styret til Telenor ASA, Roger Rønning, har i dag solgt 400 aksjer i Telenor til kurs kroner 51,50. Ny beholdning, inkludert nærstående, er 1.182 aksjer.

24.06.05 15:33 Marked=OB TEL MELDEPLIKTIG HANDEL

Visekonsernsjef og leder for Telenor Mobile Arve Johansen har i dag kjøpt 5.000 aksjer i Telenor ASA til kurs kroner 50,00. Ny beholdning, inkludert beholdningen til nærstående, er 49.977.

28.12.04 08:08 TEL INCREASED OWNERSHIP IN GRAMEEN PHONE

Telenor has entered into an agreement with the US-based Gonofone Development Corporation to buy their entire 6.5 per cent stake in GrameenPhone. The purchase price is USD 37.2 million.

After completing the transaction, Telenor will have increased its stake to 62 per cent of the shares in GrameenPhone from the previous level of 55.5 per cent. The purchase price is USD 37.2 million. Gonofone is owned by a group of US private equity investors. Telenor entered the Bangladeshi mobile market in 1996 and established the mobile operator GrameenPhone with its partners Grameen Telecom of Bangladesh, US-based Gonofone, and Tokyo-based Marubeni Corporation. GrameenPhone launched its commercial mobile operation in March 1997, and soon became Bangladesh’ leading mobile operator. The company surpassed two million subscribers in September 2004, and has an estimated market share of 62 per cent. Bangladesh has a population of more than 130 million and an estimated mobile penetration of two per cent as of the end of June 2004.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA
By:
Name:	Torstein Moland
(sign.)
Title:	CFO

Date: 1st July, 2005